KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com


03029917

September 9, 2003

SEP -9 2003

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

SUPPL

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's September 9, 2003 press release discussing the Company's 2003 first half financial results.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth B. Thomas

dw 9/10

cc: Mr. Alain LeMarchand
Ms. Helene Martin
Fred Marcusa, Esq.
Ken Mason, Esq.

LAGARDERE



Press Release

LAGARDERE MEDIA OPERATING INCOME UP 20.7%
AND FULL YEAR OPERATING INCOME OBJECTIVE MAINTAINED

At its meeting on September 5, 2003, the Supervisory Board of **LAGARDERE SCA** reviewed the accounts for the first half of 2003, as presented by Arnaud Lagardère, General Partner and Chief Executive Officer, and Philippe Camus, Co-Chief Executive Officer.

CONSOLIDATED REVENUES

Group consolidated revenues came in at € 5,802 M, down from € 5,925 M[1] for first half 2002.

- **Lagardère Media revenues grow 4.3% on a like-for-like basis**

  Lagardère Media posted revenues of € 3,861 M, up 4.3% on a like-for-like basis, buoyed by strong performances from "Hachette Livre" and the Radio/Television business ("Lagardere Active Broadcast").
  In an environment overshadowed by a steep decline in the dollar of some 19% compared to first half 2002, Lagardère Media's revenues edged down 1.1 %.

- **Marginal reduction in EADS revenues**

  EADS revenues declined 3.9% largely due to the *Airbus* division, as forecast, which delivered 149 aircraft, down from 160 for the same period last year, and due to the fall in the dollar.

[1] *Pro forma revenues excluding the Automotive division which was deconsolidated with effect from January 2003.*

CONSOLIDATED OPERATING INCOME

- **Surge in Lagardère Media's operating income**

Lagardère Media division posted operating income of € 172 M, up 20.7 % over first half 2002, representing an operating income margin of over 4.2% vs. 3.3% in first half 2002.

The "Book" division put in an excellent performance in virtually all publishing segments. Operating income soared to € 30 M from € 12 M for first half 2002. However, since this business is highly seasonal, sales growth in the second half will likely not be as buoyant as in the first half.

"Lagardere Active" continues to improve, boosted by a turnaround in the Television business, particularly TV production. Furthermore, losses from "Lagardere Active Broadband" (digital business excluding Radio and Television) were reduced once again.

"Hachette Distribution Services" grew operating income 7%, despite a particularly difficult market – economic slowdown, war in Iraq, SARS - leading to a sharp fall in airline traffic and tourism, and in spite of the development cost of the *Virgin Megastore* network in France.

In a publishing market which remained volatile during first half 2003, "Hachette Filipacchi Médias" once again improved operating income margin (8.9% up from 8.4 % for first half 2002).

*"In very varying markets – some buoyant, others depressed, the net improvement in **Lagardère Media's** operating margin underlines the quality of its lines of businesses (leading market positions, strong international presence, balance between cyclical and non-cyclical activities), and confirms the success of our ongoing organic growth and profitability improvement plan",* announced Arnaud Lagardère, General Partner and Chief Executive Officer.

In first half 2003, **EADS** was consolidated in the Group accounts of LAGARDERE SCA by the proportional consolidation method based on the Group's stake of 15.07%.
EADS' accounts have been restated in order to comply with LAGARDERE SCA French GAAP.

Despite a particularly depressed market, particularly in civil aviation and the space sector, half year results confirm **EADS'** forecast that EBIT (Earnings Before Interest and Taxes, pre-goodwill amortization and exceptionals) for the full year would remain at a similar level to 2002, based on delivery of 300 *Airbus* aircraft.

In total, **EADS'** share of LAGARDERE group operating income amounted to € 66 M, up from € 50 M in first half 2002.

Consolidated operating income came in at **€** 229 M, up from € 181 M in first half 2002[(3)].

[(3)] *Pro forma operating income excluding the Automobive division which was deconsolidated as of January 1, 2003.*

INTEREST EXPENSE

First half 2003 net interest expense amounted to € 31 M, down from € 188 M in first half 2002 (pro forma) helped by a reduction in the financing cost of LAGARDERE SCA following the general fall in interest rates. As reported last year, net interest in first half 2002 included an impairment provision for the investment in T-Online of € 132 M.

NON-OPERATING INCOME

Non-operating income came in at a loss of € 16 M including 15 M from EADS principally due to the restructuring of its Space business.

INCOME TAXES

The consolidated income tax charge amounted to € 69 M, compared to a tax gain of € 138 M for consolidated pro forma first half 2002, which included a € 166 M write-back in the capital gains tax accrual following the sale of Club Internet in April 2000.
€ 139 M of this reversal was the result of a reduction in the rate to the long term capital gains tax rate of 20.2%. The original accrual was established based on a tax rate of 36.43% applicable to short term capital gains. This capital gain will be payable when the T-Online shares are sold.
Excluding the T-Online accrual write-back in 2002, the increase in the income tax charge reflects the improvement in LAGARDERE's earnings for the period.

GOODWILL AMORTIZATION did not differ materially from first half 2002.

MINORITY INTERESTS relate entirely to Lagardère Media.

INCOME FROM ASSOCIATES

Income from associates amounted to € 33 M, up from € 21 M for first half 2002, due to continued improvement in the contribution of *Canal*Satellite (€ 16 M vs. € 10 M for first half 2002) and the return to profitability of *multiThématiques*.

In summary, **Net income** amounted to **€ 74 M** [(4)]

MILLIONS OF EUROS	First half 2003			First half 2002			
	LAGARDÈRE GROUP EXCL. EADS	EADS	TOTAL LAGARDÈRE GROUP	*Lagardère Group excl* AUTO & EADS	AUTO	EADS	TOTAL LAGARDÈRE GROUP
Revenues	**3,861**	**1,941**	**5,802**	**3,906**	**550**	**2,019**	**6,475**
Operating income	**163**	**66**	**229**	**131**	**27**	**50**	**208**
Net interest income/expense	**(15)**	**(16)**	**(31)**	**(161)**	**5**	**(27)**	**(183)**
Current income	**148**	**50**	**198**	**(30)**	**32**	**23**	**25**
Non-operating expenses	**(1)**	**(15)**	**(16)**	**(10)**	**(6)**	**7**	**(9)**
Preferred remuneration, net	(4)	-	(4)	(5)	-	-	(5)
Income taxes	(50)	(19)	(69)	152	(6)	(13)	133
Goodwill amortization	(39)	(22)	(61)	(39)	-	(22)	(61)
Net income before associates & minority interests	**54**	**(6)**	**48**	**67**	**20**	**(5)**	**82**
Income from associates	23	10	33	13	-	8	21
Minority interests	(7)	-	(7)	(3)	-	4	1
Net income	**70**	**4**	**74**[4]	**77**	**20**	**7**	**104**

---

[4] *Excluding **Automotive** and **EADS**, net income of **LAGARDÈRE** for first half 2003 amounted to € 70 M, up from € 30 M for the same period in 2002 on a like-for-like basis, i.e. after adjustment for the non-recurring impact of T-Online (write-down in the shares and release of capital gains tax accrual), and Grolier Inc. (release of the indemnification guarantee accrual).*

	First half 2003	First half 2002
Net income excl. Auto and EADS	70	77
Adjustment for T-Online	-	(34)
Adjustment for Grolier Inc.	-	(13)
Adjusted net income	70	30

DEBT UNDER CONTROL

At June 30, 2003, net borrowings stood at € 1,759 M , including borrowings for the acquisition in progress of *Vivendi Universal Publishing* financed in December 2002 of € 1.2 billion. Based on € 3,878 M of shareholders' equity as of June 30, 2003, the Group's gearing amounts to a rate of 45.3%.

OUTLOOK

As of the beginning of September, the uncertainties which continue to dampen the global economy make the task of forecasting Lagardère Media's results for the full year very difficult.

Furthermore, in view of the second half of 2002 results (generally more than 60% of annual operating income is earned in the second half), it would be very difficult to equal in the second half of 2003 the growth in operating income experienced in the first half of this year, particularly in the "Book" and "Lagardere Active" businesses.

However, improvements seen in the US economy and a bounce in the value of foreign currencies against the euro are encouraging factors for the full year results.

Consequently, boosted by the results of the first half and with continued implementation of its organic growth and profitability improvement plan, Lagardère Media maintains its growth objective for operating income of more than 5 % for fiscal year 2003.

Paris, September 8, 2003

Leader in media (books, distribution, press and audiovisual), Lagardère Group is also present in high technology via its 15.07% stake in EADS.
The Group posted 2002 revenues of € 13,216 M and has nearly 46,000 employees in over 40 countries.
Lagardère Group is listed on the *Premier Marché* of the Paris stock exchange.

Press Contacts:

Thierry Funck-Brentano — tel.: +33.(0)1.40.69.16.34
e-mail : tfb@lagardere.fr

Arnaud Molinié — tel.: +33.(0)1.40.69.16.72
e-mail: amolinie@lagardere.fr

Investor Relation Contact:

Alain Lemarchand — tel.: +33.(0)1.40.69.18.02
e-mail: alemarchand@lagardere.fr